Exhibit 9

Crescent – FirstBank Term Sheet

The following is intended to summarize certain basic terms of the transaction should such transaction occur.  It is not intended to be a definitive list of all requirements of the parties in connection with the financing.  Such a commitment, contract or offer is subject to execution and delivery of mutually satisfactory definitive documentation.

Transaction Summary

Purchase 100.0% of the outstanding capital stock of FirstBank not currently owned by Crescent Capital, in a deal approved by the board of directors of FirstBank (the “Transaction”) upon the terms set forth in the attached offer letter from Crescent Capital (the “Offer Letter”).Crescent Capital and its advisors will act as sole negotiators on behalf of the investors; provided that Crescent Capital will consult with the investors and keep them informed with respect to the negotiations.

Acquisition Structure

The acquisition of all of the stock of FirstBank not already owned by Crescent Capital will be structured through the formation of a new entity that will either own or merge with FirstBank. The investors will invest in such entity that acquires the shares of FirstBank.

References to FirstBank after completion of the Transaction as used in this term sheet are intended to refer to the entity that remains after the Transaction whether it is actually FirstBank or a separate entity that acquires the shares of FirstBank.

Funding Commitment

The Financial Investors and Other Investors (each as defined below) will provide their individual commitments to fund a Transaction by executing the Financing Commitment Letter and a subscription agreement having customary terms for a transaction of this nature.

Sources of Funds

Northwest Investments, Inc. (“Northwest”) and Steamboat LLC (“Steamboat”), private financial investors (together, “Financial Investors”), would each provide approximately $20 million, based on current share price, anticipated premium and transaction-related expenses. Crescent Capital would, in addition to its current equity position in FirstBank, acquire additional stock (“Crescent Capital New Money Investment”) to bring its total investment to approximately $25 million to $35 million. Crescent Capital has secured additional committed capital totaling approximately $30 million from other investors (the “Other Investors”). Crescent Capital, together with the Financial Investors and the Other Investors are collectively referred to herein as the “Shareholders.” The Crescent

Capital New Money Investment and the investment made by the Other Investors will be on substantially the same terms as the Financial Investors (except for Northwest’s and Steamboat’s Put Rights). The balance of the purchase price would be funded through the issuance of trust preferred securities.

Conditions

Any Financial Investor whose commitment would cause it to own more than 9.9% of the shares of capital stock of FirstBank will have the right to withdraw its commitment to participate in the Transaction if the Office of Thrift Supervision (“OTS”) denies a request from such Financial Investor for confirmation that it will be regarded purely as a passive non-controlling investor and not as a savings and loan holding company. If required, such Financial Investor agrees to file a rebuttal of control agreement and negotiate in good faith with the OTS in order to obtain such confirmation of non-control from the OTS. Financial Investors are not obligated to waive any of their respective rights under this Term Sheet or any other Transaction document to obtain such confirmation. In the event a rebuttal of control agreement is not accepted by the OTS, such Financial Investor is not obligated to invest the funds.

Each investor’s commitment is conditioned upon (i) satisfaction of the conditions set forth herein and in the Offer Letter (including due diligence confirmation that the nonpublic information of FirstBank is consistent with its publicly-available disclosures); (ii) the charter of FirstBank being amended to include the provisions identified in the Summary of Terms of Charter After Closing; (iii) satisfaction with pricing, process, and terms of the Transaction; and (iv) satisfaction of the conditions set forth in the Financing Commitment Letter.

In addition, a Financial Investor would not be obligated to consummate the purchase of the Securities if such purchase would result in a violation of such Financial Investor’s fund documents; provided that such Financial Investor must first identify to Crescent Capital the provisions of the fund documents that would be violated and provide Crescent Capital with a reasonable opportunity to modify the Transaction in a manner that would avoid such violation.

Without limiting the foregoing, a Financial Investor will not be required to provide funding if, in the reasonable judgment of such Financial Investor, the ownership of its interest in FirstBank could result in the Financial Investor (or its direct and indirect interest holders) deriving income classified as “unrelated business taxable income” as defined in section 512 of the Internal Revenue Code of 1986 (the

“Code”) (determined as if the Financial Investor (or each of its direct and indirect interest holders) was an entity exempt from U.S. federal income tax pursuant to section 501 of the Code); provided, however, that Crescent Capital would have a reasonable opportunity to modify the Transaction in a manner that would avoid such tax treatment.

Regulatory Approval	The Transaction and terms contained in this term sheet are subject to OTS and other applicable regulatory approval.
Put Right

To assure each of Northwest and Steamboat (each a “Put Party” and collectively, the “Put Parties”) that they will have an opportunity to realize liquidity for their investment, each Put Party shall have the right to put (the “Put Right”) all of its respective FirstBank shares to Crescent Capital. The specific terms of the Put Right will be negotiated as part of the definitive documents. The general terms of the Put Right are as follows:

•      Put Right is exercisable beginning 4½ years after the closing of the Transaction and ending 6½ years after the closing of the Transaction. Neither Northwest nor Steamboat may exercise its respective Put Right less than 15 business days after the end of a FirstBank fiscal quarter.

•      Each of Northwest’s and Steamboat’s Put Right shall terminate upon the occurrence of any of the following events: (a) FirstBank becomes a publicly-traded company on Nasdaq or a national securities exchange; (b) closing of an arms length sale or merger of FirstBank where the consideration consists substantially of cash and/or freely tradable securities; or (c) Northwest or Steamboat, respectively, votes its shares against or abstain from voting its shares with respect to an arms length merger of FirstBank approved by Crescent Capital where the consideration consists substantially of cash and/or freely tradable securities more than 30 months following the closing of the Transaction, and the requisite stockholder approval is not obtained.

•      Crescent Capital will have 12 months following exercise of the Put Right to complete the purchase (the “Put Closing Date”).

•      A material breach by Crescent Capital of its obligations under the Put Right will entitle Northwest and/or Steamboat to receive interest on the amount that Northwest and/or Steamboat are entitled to be paid for their respective shares at a rate of 20% per annum.

•      Crescent Capital’s put obligation will be secured by

a pledge of all of Crescent Capital’s stock in FirstBank.

Valuation. The purchase price for a Put Party’s shares will be determined in accordance with the following provisions:

•      A valuation based on the blended average LTM price-to-earnings multiple and average price-to-book multiple of publicly traded banks with assets from $1.5 billion to $3 billion;

•      If a Put Party or Crescent Capital objects to the foregoing valuation, such Put Party or Crescent Capital shall each have the right to demand an appraisal by an independent appraiser valuing FirstBank on a going-concern basis in an arms length transaction between a willing buyer and a willing seller, without any discounts for illiquidity or minority interests.

Expenses; Break-up Fee

At the closing of the Transaction FirstBank would reimburse (i) the Financial Investors, up to a maximum of $450,000 in the aggregate, for all reasonable costs and expenses associated with the Transaction; and (ii) Crescent Capital for actual costs and expenses incurred during calendar year 2005 in an amount not to exceed an amount disclosed to the Financial Investors and actual costs and expenses incurred after December 31, 2005 through closing of the Transaction.

In the event that the Transaction is not consummated, each party to the Transaction documents would individually bear its costs and expenses associated with the Transaction, including legal representation and any discretionary professionals (e.g., industry consultants, accounting experts, credit experts or due diligence advisors); provided, that in the event that the Transaction does not occur because another buyer acquires a majority of the stock (including the shares of Crescent Capital) of FirstBank on terms that the board of directors of FirstBank determines are superior to the Transaction, then:

•      Crescent Capital will pay the Financial Investors up to a maximum of $450,000 as reimbursement for their costs and expenses relating to the Transaction; and

•      If FirstBank has agreed to pay a break-up or similar fee, then, the break-up or similar fee shall be paid to all investors in proportion to their respective commitment to acquire Securities (or in the case of Crescent Capital, its commitment to acquire Securities and its existing ownership of FirstBank stock).

Monitoring Fee

Upon the closing of the sale of all or substantially all of Northwest’s shares or Steamboat’s shares in FirstBank, as the case may be, FirstBank will pay to Northwest or Steamboat (or, with respect to Steamboat, its manager), as applicable, a monitoring fee, which shall accrue without interest at $100,000 per year, prorated on a per diem basis from the date of Northwest’s or Steamboat’s purchase of its shares in FirstBank through the closing of the sale of all or substantially all of Northwest’s or Steamboat’s shares (as applicable).

Registration Rights

Following an IPO, investors holding greater than 15% of FirstBank common stock (as of a date immediately prior to the IPO) would each:

•      Have up to two customary demand registration rights in the aggregate;

•      Be entitled to up to 2 registrations on Form S-3 during any 12-month period (but only if FirstBank is eligible during such period to use Form S-3), if aggregate consideration from an offering is at least $10.0 million; and

•      Have customary piggy-back registration rights.

FirstBank shall bear customary registration expenses (excluding any underwriting or brokerage commissions of selling Shareholders) of all demands, piggybacks and S-3 registrations.

Registration rights will terminate on the earlier to occur of (i) the date that the  shares of the Shareholder have been registered and sold; and (ii) the date on which all of the Shareholder’s shares can be sold under Rule 144 without volume restrictions.

The registration rights may be transferred upon customary terms, including transfers to constituent partners of Shareholders who agree to act through a single representative.